
March 3, 2011

<u>Via Facsimile</u>
Deborah Fortescue-Merrin, Chairman and Director
Creator Capital Limited
73 Front Street, Floor Two
Hamilton HM 12
Bermuda

  Re: **Creator Capital Limited**
      Form 20-F for the Fiscal Year Ended December 31, 2009
      Filed June 22, 2010
      Form 20-F/A for the Fiscal Year Ended December 31, 2009
      Filed August 23, 2010
      Form 20-F/A for the Fiscal Year Ended December 31, 2009
      Filed March 3, 2011
      File No. 001-14611

Dear Ms. Fortescue-Merrin:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

         Sincerely,

         Craig Wilson
         Senior Assistant Chief Accountant